Exhibit 12.1

Equinix, Inc.

Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands)

	Years ended December 31,					Three months ended March 31,
	2006	2007	2008	2009	2010	2010	2011

Earnings:

Income (loss) before income taxes and cumulative effect of a change in accounting principle	$(6,334)	$(9,418)	$20,305	$109,028	$49,880	$22,876	$36,270

Fixed charges:
Interest expense	14,630	32,014	61,677	74,232	140,475	25,675	37,361
Interest factor on operating leases	8,516	10,867	15,110	18,408	30,930	5,295	8,875

Subtotal	23,146	42,881	76,787	92,640	171,405	30,970	46,236

Total Earnings	$16,812	$33,463	$97,092	$201,668	$221,285	$53,846	$82,506

Fixed Charges:

Fixed charges:
Interest expense	$14,630	$32,014	$61,677	$74,232	$140,475	$25,675	$37,361
Capitalized interest	1,575	10,380	7,946	12,853	10,349	3,748	2,624
Interest factor on operating leases	8,516	10,867	15,110	18,408	30,930	5,295	8,875

Total Fixed Charges	$24,721	$53,261	$84,733	$105,493	$181,754	$34,718	$48,860

Ratio of Earnings to Fixed Charges	1.5x	1.6x	0.9x	0.5x	0.8x	0.6x	0.6x